Exhibit 99.1

News Release
B2Gold Reports 2014 Second Quarter/First-Half Gold Production and Revenue.

Vancouver, July 17, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and revenue for the three and six months ended June 30, 2014. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the 2014 second quarter/first-half include:

2014 Second Quarter Highlights

•	Gold production of 85,704 ounces, an increase of 4% over the second quarter of 2013
•	Successful change-out of the Masbate SAG mill in June
•	Gold revenue of $120.3 million on sales of 93,330 ounces at an average price of $1,289 per ounce
•	2014 production guidance remains unchanged
•	Continued construction of the Otjikoto mine on budget and schedule
•	Entered into a Merger Implementation Agreement with Papillon Resources Limited on June 3, 2014

2014 First-Half Highlights

•	Gold production of 182,007 ounces, an increase of 13% over the same period in 2013
•	Gold revenue of $249.3 million on sales of 192,325 ounces at an average price of $1,296 per ounce

Gold Production

Consolidated gold production in the second quarter of 2014 was 85,704 ounces, approximately 5% below budget, but approximately 4% higher than in the same quarter last year. As expected, gold production in the second quarter of 2014 was lower than in the first quarter of 2014 mainly due to the change-out of the Masbate SAG mill in June. The change-out of the Masbate SAG mill was successfully implemented and the new SAG mill is now in operation and performing its function flawlessly after a short period of commissioning. The Company’s 2014 annual consolidated production guidance of 395,000 to 420,000 ounces of gold remains unchanged.

In the first-half of 2014, consolidated gold production totaled 182,007 ounces, 12,026 ounces below budget. However, consolidated production guidance for the year remains unchanged as the planned mine development at the Masbate and Limon Mines are expected to be completed and meet budget in the second half of the year (see “Operations” section below). For the first-half of 2014, budgeted gold production (of 194,033 ounces) was expected to be lower than in the second half of the year (of 207,355 ounces), due to a number of factors including the SAG mill replacement in June at the Masbate Mine.

The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold at a operating cash cost of $667 to $695 per ounce. All-in sustaining cash costs are forecast to be in a range of $1,025 to $1,125 per ounce of gold. The production forecast for 2014 does not include any estimated gold production from the Otjikoto development project in Namibia as any revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. With the first full-year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions.

Gold Revenue

Gold revenue for the second quarter of 2014 was $120.3 million on sales of 93,330 ounces at an average realized price of $1,289 per ounce compared to $122.6 million on sales of 86,239 ounces at an average realized price of $1,422 per ounce in the second quarter of 2013. Gold revenue declined only marginally (2%), as an 8% increase in sales volume largely offset a 9% decrease in the average realized gold price.

For the first six months of 2014, consolidated gold revenue was $249.3 million on sales of 192,325 ounces at an average price of $1,296 per ounce compared to $277.5 million on sales of 181,281 ounces at an average price of $1,531 per ounce in the first-half of 2013. Gold revenue in the first-half of 2013 included the sale of 20,811 ounces, relating to the Masbate Mine’s gold bullion inventory acquired on January 16, 2013.

Operations

Masbate Gold Mine - Philippines

At the Masbate Mine in the Philippines, second quarter production was 36,901 ounces of gold, 2,920 ounces below budget, and approximately 4% lower than in the same quarter last year. As expected, gold production was affected in the quarter as the SAG mill was shut down during change-out from May 29th to June 28th, reducing mill throughput by approximately 54% (slightly more than anticipated) during this period. The new SAG mill is now in operation and is performing its function flawlessly after a short period of commissioning. The project was completed on time with no safety incidents.

Year-to-date gold production was 79,477 ounces compared to budget of 91,713 ounces, and to 81,877 ounces in the first half of 2013 (including 7,087 non-attributable ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013). Overall, production guidance for the year remains unchanged. Gold production was lower than budget, due to a number of factors. At the end of 2013, mine development at the Colorado Pit had advanced more slowly than planned. As a result, mill feed in the first-half of 2014 contained transitional and primary ore from the HMBE and Main Vein Pits not anticipated in the budget, which have a lower predicted recovery than the oxide ore from the Colorado Pit. As the Colorado Pit development is expected to catch up to budget in the second half of 2014, the high grade oxide ore from Colorado which had been scheduled to be processed will be mined and processed throughout the second half of the year.

The Masbate Mine is projected to produce approximately 190,000 to 200,000 ounces of gold in 2014, at an operating cash cost of approximately $765 to $800 per ounce.

Transition from contract mining to self-mining is currently proceeding smoothly at Masbate with mining equipment being transferred at the end of the second quarter. Remaining changes include employee movements in the third quarter and transfer of maintenance functions at year-end.

Last year, the Company began a metallurgical sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine. That preliminary work continues, with conclusions expected in the fourth quarter of 2014. A proposed mill expansion would allow the Company to take advantage of opportunities to process additional ore, allow for the full utilization of the new SAG mill and optimize process plant gold recoveries.

La Libertad Gold Mine - Nicaragua

La Libertad Mine continues its strong operational performance. Gold production was 37,681 ounces in the second quarter of 2014, exceeding budget by 2,026 ounces, and approximately 27% higher than in the same quarter last year. Higher grade than budgeted (2.26 g/t processed versus 2.13 g/t budget) from the Mojon, Crimea and Jabali pit sources contributed to the surplus production, as well as higher gold recoveries (94.7% recovery versus 94.0% budget), as a result of the addition of lead nitrate and higher residence time in the leach tanks.

For the first half of the year, La Libertad Mine produced 76,277 ounces, exceeding budget by 4,456 ounces, and approximately 30% higher than in the same period in 2013.

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at a cash operating cost of approximately $545 to $565 per ounce.

El Limon Gold Mine - Nicaragua

The Limon open pit and underground mine produced 11,122 ounces of gold in the 2014 second quarter, 3,670 ounces below budget, and approximately 22% lower than in the same quarter last year. Gold production in the quarter was affected by underground mine development at Santa Pancha 1 advancing more slowly than planned, due to a delay in the installation of a water pump well (designed to remove excess underground water). As a result of the delay, access to higher grade zones at Santa Pancha 1 was affected. Mill feed (which had been budgeted to be 52% high grade material from Santa Pancha 1) was achieved in the quarter with ore coming from lower grade zones and surface sources. Overall, production guidance for the year remains unchanged as most of the activities to complete the dewatering of Santa Pancha 1 will be completed during the third quarter of 2014. In addition, Santa Pancha 2 development and dewatering has been accelerated to add alternative high grade sources. Gold grades at Santa Pancha 2 are expected to be in the 5 grams per tonne range.

For the first half of 2014, the Limon Mine produced 26,253 ounces of gold compared to 28,248 ounces in the first six months of 2013, and to budget of 30,499 ounces.

The Limon Mine is projected to produce approximately 62,000 to 70,000 ounces of gold in 2014 at a cash operating cost of approximately $650 to $675 per ounce.

Proposed Merger with Papillon Resources Limited

On June 3, 2014, B2Gold announced that it has entered into a Merger Implementation Agreement (“Merger Agreement”) with Papillon Resources Limited (“Papillon”), pursuant to which B2Gold agreed to acquire all of the outstanding shares of Papillon based on an exchange ratio of 0.661 B2Gold common shares for each Papillon ordinary share held (“Merger Consideration”). At the time of announcement, the Merger Consideration represented a purchase price of approximately AUS$1.72 per Papillon share and valued the transaction at approximately $570 million.

The merger will be implemented by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and former Papillon shareholders will own approximately 74% and 26%, respectively, of the issued common shares of B2Gold following the completion of the transaction.

A draft Scheme Booklet, including an Independent Expert’s Report, was lodged by Papillon with the Australian Securities and Investments Commission on July 15, 2014. In addition, an originating process and supporting affidavits were also filed by Papillon with the Federal Court of Australia (“Court”). Subject to the Court’s approval, Papillon intends to mail the Scheme Booklet to Papillon shareholders in mid-August with the meeting of Papillon shareholders to consider the Scheme to follow in mid-September 2014.

B2Gold expects to hold a special meeting of its shareholders on September 12, 2014 to consider and, if deemed advisable, approve the issuance of B2Gold shares comprising the Merger Consideration to former Papillon shareholders.

Subject to receipt of all necessary Court, regulatory, shareholder and third party approvals, B2Gold expects the transaction to be completed on or about October 3, 2014.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer
For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, production and other activities on the Company’s properties, anticipated technical reports and feasibility studies, future production, the potential for expansion of resources and reserves, potential for expansion of production capacity, projected capital investments and exploration, the completion of the Otjikoto mine, the potential expansion of the Masbate mill, the potential completion of, and production from, the Fekola gold project, the potential completion of the Scheme with Papillon, the synergies and financial impact of the Scheme, the terms and conditions of the Scheme and the benefits of the Scheme. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; uncertainties related to completion of the proposed Scheme, including the requirement for shareholder, regulatory and court approvals; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the Scheme; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this press release that describes the Company’s or Papillon’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.